[ EXHIBIT 16.3  -  LETTER RE CHANGE OF CERTIFYING ACCOUNTANTS ]


                             DELOITTE & TOUCHE LLP
                                 P.O. Box 49279
                              Four Bentail Centre
                          2100 - 1055 Dunsmuir Street
                          Vancouver, British Columbia
                                    V7X 1P4
                              Tel: (604) 669-4466
                              Fax: (604) 685-0395
                                www.deloitte.ca


August 26, 2002

Franklin Lake Resources Inc.
172 Starlite Street
South San Francisco, CA  94080
USA

Attention:  Peter Boyle

Dear Sirs:

Re:  Franklin Lake Resources Inc. (formerly Naxos Resources Ltd.)

This letter is in response to the Securities and Exchange Commission comment letter dated May 17, 2002 relating to Franklin Lake Resources Inc. (the "Company") Report on Form 8-K filed April 16. 2002, and a first-amended Form 8-K filed May 17, 2002.

In part, we understand the second Amended Form 8-K filed in response to the comment letter will state under Item 4(d):

     "For its fiscal year ended October 31, 1999, and for the prior five fiscal years, Registrant had its financial statements audited by DeLoitte & Touche LLP of Vancouver, B.C. On November 20, 2000, Deloitte & Touche LLP indicated to Registrant that it would resign as Registrant's auditor from November 20, 2000. Registrant issued a Notice of Change of auditor on December 7, 2000.

     The report by DeLoitte & Touche LLP for the fiscal year ended October 31, 1999, did not contain an adverse opinion or a disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principle, except as described below. The termination of the relationship between Registrant and Deloitte & Touche LLP was not based on any disagreement between such parties on any matter of accounting principle or practice, financial statement disclosure, or audit scope or procedure. Further, neither during the two most recent years in which it served as auditor of Registrant nor in the subsequent interim period preceding its resignation, was there any disagreements between Registrant and Deloitte & Touche LLP, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte & Touche LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

     Deloitte & Touche LLP's audit report contains the following statement: "In the United States Reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Out report to the shareholders dated April 14, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors report when the uncertainties are adequately disclosed in the financial statements."

     Note 1 referred to in the preceding paragraph provides: "Since inception, the Company has incurred cumulative losses of $369,240 and has a working capital deficit of $37,270,547 at October 31, 1999 [such numbers are reversed, as seen on the financial statement; the cumulative losses were $37,270,547 and the working capital deficit was $369,240]. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying value as shown in these financial statements should the company be unable to continue as a going concern.

     "The Company's ability to meet its obligations and maintain its operations is contingent upon several factors, including profitable operations, successful completion of additional financing arrangements, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining the necessary financing."

     See letter from Deloitte & Touch LLP with its comments with respect to this paragraph (d), attached as Exhibit 16.3."

We are in agreement with the above disclosure.

If there are any issues arising from the above, please contact the undersigned.


Yours very truly,


/s/ Thomas Kay
-------------------------
Thomas Kay, C.A., Partner